April 29, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Officer of Trade and Services

Attention:	Amy Geddes 202-551-3304
Linda Cvrkel 202-551-3813
Donald Field 202-551-3680
Erin Jaskot 202-551-3442

Re:	Yoshiharu Global Co.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2022
File No. 333-262330

Dear Ms. Geddes:

Yoshiharu Global Co. (the “Company”) confirms receipt of the letter dated February 15, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 37

1.	Please provide us with your calculations of the amounts of cash and additional paid-in- capital presented in the “Pro Forma As Adjusted” and “Pro Forma As Adjusted with Over- Allotment Option” columns. Specifically, it does not appear the net proceeds presented in Use of Proceeds on page 6 of $16,380,000 and $18,837,000 respectively, agrees to the changes between actual amounts as of September 30, 2021 and the as adjusted columns. Further, please revise your disclosure to specifically state the compensation expense associated with 549,100 shares issued to Directors and consultants. In addition, since you are only issuing 4,000,000 Class A shares on an as adjusted basis and 4,600,000 Class A shares with the over-allotment option, please explain how you determined pro forma outstanding shares of 13,000,000 and the pro forma as adjusted with over-allotment shares of 13,600,000 when you had no outstanding Class A shares on an actual basis at September 30, 2021.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Dilution, page 38

2.	It does not appear you have considered liabilities in your calculation of net tangible book value. Please revise to include your liabilities in the calculation of net tangible book value and provide us with your revised calculation. As part of this recalculation of Dilution, please reconcile the proceeds considered in your calculation of dilution and that as disclosed in Use of Proceeds on page 35.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Division of Corporate Finance

April 29, 2022

Certain Relationships and Related Party Transactions, page 87

3.	We note your response to our prior comment 8 and reissue. Please revise the third paragraph to disclose the balance owed to APIIS Financial, Inc. as of December 31, 2021.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

4.	We note your response to our prior comment 9 and reissue. Please revise the fourth paragraph to quantify the distributions made to Mr. Chae during the last two fiscal years, i.e. December 31, 2021 and December 31, 2020.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Material U.S. Federal Income Tax Considerations, page 95

5.	We note your response to our prior comment 11 and reissue. Please remove the statements in this section that the discussion is for general information only, as purchasers in the offering are entitled to rely on this disclosure. In this regard, we note that an inappropriate disclaimer is still contained in the last paragraph of this section.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

Yoshiharu Global Co. and Subsidiaries Financial Statements 7. Related Party Transactions, page F-16

6.	Please revise the disclosure of the balance due to James Chae and his affiliate APIIS Financial Inc. to present the balance due at December 31, 2020 and 2019, not September 30, 2021 and December 31, 2020.

RESPONSE: The Company has revised its disclosure in the Amendment in response to the Staff’s comment above.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ James Chae

James Chae, Chief Executive Officer

cc: Matthew Ogurick, Esq.